Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

PRESIDENT’S MESSAGE TO SHAREHOLDERS

2

Management’s Discussion and Analysis

4

1.1

Date

4

1.2

Overview and Management’s Discussion and Analysis

4

1.2.1

Casierra Diamond Property, Sierra Leone

5

1.2.2

Nuevo Milenio Silver Gold Property, Mexico

8

1.2.3

Kaslo Silver Property, British Columbia

9

1.2.4

Kootenay Gemstone Property, British Columbia

10

1.2.5

Goldsmith Property, British Columbia

10

1.2.6

Stephens Lake Property, Manitoba

11

1.2.7

Wine Nickel-Copper Property, Manitoba

11

1.2.8

Mineral Property Option Payments Due In Fiscal 2008

12

1.2.9

Market and Industry Trends

12

1.3

Selected Annual Information

13

1.4

Results of Operations

13

1.5

Summary of Quarterly Results

15

1.6

Liquidity

16

1.8

Off-Balance Sheet Arrangements

17

1.9

Transactions with Related Parties

18

1.10

Fourth Quarter

19

1.11

Proposed Transactions

19

1.12

Critical Accounting Estimates

20

1.13

Critical Accounting Policies and Changes in Accounting Policies

20

1.14

Financial Instruments and Other Instruments

20

1.15

Other MD& A Requirements

20

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

21

1.15.2

Disclosure of Outstanding Share Data

21

Other Information

22

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

PRESIDENT’S MESSAGE TO SHAREHOLDERS

On behalf of the Board of Directors, I am pleased to present the Annual Report of Cream Minerals Ltd. (“Cream” or the “Company”) for the year ended March 31, 2007.

Currently, Cream is actively engaged in exploratory programs on the Casierra Diamond properties in Sierra Leone, the Nuevo Milenio silver-gold property in Mexico, the Wine Property in Manitoba and to a limited extent, its mineral property interests in British Columbia and Manitoba.

In Sierra Leone, West Africa, Cream holds a 70% interest in two large exploration licences for diamonds.  The Company earned its interest in the licences by financing US$800,000 in work and issuing 500,000 common shares to Casierra Diamond Corporation and its wholly-owned subsidiary, Casierra Development Fund Inc.  The two licences include the Hima Licence EPL 1/94 on the Sewa River and its banks, and an offshore licence, EPL 5/94 at the mouths of the Mano and Moa rivers in southern Sierra Leone.

The Hima licence is located on the Sewa River downstream from the prolific Kono diamond fields and more than 80 kilometres of alluvial diamond workings in river terraces and active channel gravels.  The Sewa channel on the licence serves as a large natural sluice box as it is the first segment of the river where the rate of flow is reduced from the higher velocities in the rapids upstream.  The channel is crossed by several ribs of diabase dykes and the foliation of the underlying metaschists, which together form natural riffles in the natural sluice box.  The combination of water velocity drop and riffles was the reason the area was selected as being highly prospective in 1994 by Casierra Development Fund Inc.  This segment of the river channel has not been previously mined by artesanal operators due to the depth of the water (3-5 meters) and a government policy of reserving the licence area for industrial-scale dredging.

The target sought for the Hima licence is a payable alluvial deposit or deposits with an aggregate of 1-2 million carats of diamonds.  It is cautioned that this is entirely a conceptual target and there is no certainty that it will be achieved with work proposed.

In May 2007, the first three bulk samples taken under the Sewa River Exploration Licence sampling program successfully confirmed estimates of diamond grades as reported by the Geological Survey of Sierra Leone.  Three bulk samples of approximately 6 cubic meters of diamondiferous alluvial products yielded ten (10) individual diamonds whose total weight averaged 0.55 carats per cubic meter.  This grade is comparable to historical estimates of Hall (1966) for the mineral potential of this licence, EPL 1/94.

The ten individual stones recovered included seven good clarity white and pale gold coloured stones and three coated stones.  They were hand screened down to a 1.5 mm mesh and were weighed with a high precision portable diamond balance under still air conditions at the field camp.  They varied in weight from 0.54 carats to 0.054 carats.  The weighing accuracy of the balance is indicated to be within ± 0.002 grams (0.01 carats).

The samples were taken from the active sediments of the Sewa River, which is more than 500 meters wide with large islands formed down stream of several of the diabase dykes that cross the river at right angles to its course.

In Mexico, the Company is very pleased with the results of recent exploration on its 100% owned Nuevo Milenio property.  Work to date has revealed a total inferred resource for the Dos Hornos and Once Bocas zones of 13,120,000 tonnes with 268,000 ounces of gold and 30,340,000 ounces of silver.  Diamond drilling in 2007 concentrated along the southeast section of the Dos Hornos Zone 1 from Trench 4 to

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

south of Mina San Miguel.  A total of 29 diamond drill holes for approx. 5,200 m along the Dos Hornos Zone 1 were completed.  The balance of assays for DDH 21-06, DDH 22-06 and all of DDH 07-23 have been received.

In British Columbia, on the Kaslo Silver-Copper property, a helicopter airborne EM and Mag survey has been flown with results pending.  On the Goldsmith property, an additional airborne survey was flown.  Work on the Kootenay Gemstone property is proposed for this fall.

In Manitoba, Cream’s exploration plans included investigating the Wine property showing with a single vertical drill hole to determine if the mineralization could be similar to the Sherritt Gordon Mines ore-bodies at Lynn Lake.  The Sherritt Gordon Mine produced 20,151,146 tonnes of ore with an average grade of 1.023% Nickel and 0.535% Copper from eleven discrete vertical pipes that are hosted by a mafic to ultramafic igneous pluton (Pinset, R.H.; 1980).  A second drill hole was to investigate a large geophysical anomaly situated 100 meters west of the Wine showing.

The first test hole, RAD 07 – 01, on the Wine – Radar Lake property, 60 km southeast of Flin Flon, Manitoba, assayed 1.30% Nickel, 2.27% Copper, 0.319 g/t Gold, 0.132 g/t Platinum and 0.270 g/t Palladium over 66.8 feet core length at a dip of –49 degrees (true width is estimated to be 43.6 feet).

The hole was drilled to test and confirm an earlier hole DDH EEL – 346, drilled in 1987 by Hudson Bay Exploration and Development Co. Ltd., which assayed 0.85% Nickel and 1.42% Copper over 54.0 feet at a dip of –45 degrees (Refer to Cream News Release dated February 6, 2006).

A second drill hole, RAD 07 – 02 was collared at approximately 230 feet southeast of RAD 07 – 01.  It was drilled at –60 degrees to a depth of 837 feet with the hope of intersecting mineralization should the zone plunge vertically to that point.  The favourable horizon was not intersected in this hole; however, the main purpose of the hole was to locate the downward plunge of the upper zone and the hole will now be used for a down the hole Pulse EM Survey as soon as possible in order to locate the mineralized body.

During the drill program, standard sampling procedures were used whereby the core was cut with a circular diamond saw and half of the core was sent by trucking company directly to TSL Laboratories Ltd. in Saskatoon, Saskatchewan.  The remaining half of the core was stored in a core storage facility in Snow Lake, Manitoba.  All sample preparation was done at the laboratory by TSL staff, who assayed the samples using a multi-acid digestion and Atomic Absorption assay procedures.

OTHER MATTERS AND ACKNOWLEDGMENTS

Cream continues to maintain its U.S. Form 20-F Registration and trades on the NASD OTC Bulletin Board under the symbol CRMXF.  Cream also trades on the Frankfurt Stock Exchange under the symbol, DFL.   Please see the “Overview and Management’s Discussion and Analysis” or review our Website (www.creamminerals.com) for more detailed information.

At the end of another year and the beginning of a much better looking year, I would like to extend our gratitude and appreciation to our many loyal shareholders and our dedicated employees, consultants and contractors for their assistance and support.

Frank A. Lang, BA, MA, P.Eng.

President and CEO

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

Management’s Discussion and Analysis

Forward-Looking Statements:  The statements herein that are not historical facts are forward-looking statements.  These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the Company’s filings with Canadian securities regulators.  Actual results could differ from those currently projected.  The Company does not assume the obligation to update any forward-looking statement.

Cautionary Note to United States Investors Concerning Mineral Reserves and Resources:  These materials may use the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’.  U.S. investors are advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the definition of reserves differs from that outlined in the United States Securities and Exchange Commission (“SEC”) Guide 7, and the definitions of resources are not recognized.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.

1.1

Date

The effective date of this annual report is July 25, 2007.

1.2

Overview and Management’s Discussion and Analysis

The Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labour disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.

This MD&A should be read in conjunction with the annual audited consolidated financial statements of Cream Minerals Ltd. for the year ended March 31, 2007.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

•

Cream’s consolidated loss for the year ended March 31, 2007 (“fiscal 2007”), was $663,350 or $0.02 per share compared to Cream’s consolidated loss of $891,264 or $0.03 per share in the year ended March 31, 2006 (“fiscal 2006”).

•

In fiscal 2007, Cream raised $2,775,115 in private placements by issuing 5,500,000 common shares and 2,750,000 warrants.  In addition, during the year, 90,500 warrants and 877,900 stock options were exercised, for proceeds of $211,695.  This compares to $1,286,343 raised from the issuance of 4,000,000 common shares in two private placements, and $96,510 raised from the

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

exercise of 776,600 stock options in fiscal 2006.  Subsequent to March 31, 2007, and up to the date of the audit report, an additional 1,745,300 warrants have been exercised at $0.45, for additional funds in the treasury of $785,385, and 645,000 stock options were exercised at prices ranging from $0.15 to $0.54, for proceeds of $144,380.

•

During fiscal 2007, cash used in operations was $713,341 compared to $462,981 used in operations in fiscal 2006.  Cash expenditures on mineral property interests totalled $1,913,204 in fiscal 2007 compared to $511,694 in fiscal 2006.

•

Initial bulk sampling on the offshore licences in Sierra Leone was completed in December 2006 with unsatisfactory results. A further exploration program for the onshore licence was initiated in March 2007 and was suspended in June 2007 due to seasonal rain and flooding.

1.2.1

Casierra Diamond Property, Sierra Leone

In June 2006 the Company earned a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, from Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (collectively, “Casierra”).  Casierra holds a 100% interest in the Hima Licence EPL 1/94 and a 90% interest in the Offshore Marine Licence EPL 5/94.

To earn its interest, Cream issued a total of 500,000 common shares and completed US$800,000 in exploration expenditures on the property.  A form of joint venture will be constituted between the two parties and each party will contribute to further expenditures on the property in accordance with its interest.  If Casierra is unable to fund its share of joint venture expenditures, Cream will advance funds on its behalf, such advances to be repaid, with interest at LIBOR plus 1%, out of 80% of Casierra’s share in the net proceeds of production from the property prior to any other distribution to Casierra.

Mr. Benjamin Ainsworth, consultant to the Company, and Mr. Frank A. Lang, President and CEO, and a director of the Company, are significant shareholders in CDC.  Mr. Lang holds approximately 33% of the issued and outstanding shares of CDC.  Mr. Benjamin Ainsworth, P.Eng., President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC.

Property Description

Casierra has been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is an important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  In late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano rivers.

In fiscal 2007, the Company assisted in the construction of a bridge near the Company’s onshore licence by providing materials.  The bridge opening was warmly received by the people of the area and television coverage was screened on three evenings on Sierra Leone National Television, with clips of supportive comments from the Paramount Chief of Lubu Chiefdom and his Chiefs and their Elders.  The bridge construction was a joint venture with three village groups and allows access for heavier equipment and vehicles to the advantage of both the traditional landowners and Cream in its exploration work.

On the offshore licence (EPL 5/94), a charter was arranged for a 40-meter ship to serve as a platform for a bulk sampling program completed in December 2006.  The bulk sampling programme identified strong sea currents as a constraint on the use of conventional ship-borne sampling tools.  Specifications of dredging equipment indicated that it would be feasible to lift slurry up to a screen deck on the back deck of a local 40 meter fishing boat chartered for the work.  In practice, it was found that the ship could not be stabilized with the anchor system supplied.  Slurried sediments were collected in a double length oil drum

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

arrangement with screening to facilitate reduction of water in the collector.  Sampling lifted material with a suction head that was usually traversing across 3-30 meters of seafloor, depending upon current strengths. The currents are an important factor in the concentration of diamonds in the marine sediments because they can winnow away light fine sediments.

Material lifted included organic debris, shell and clay fragments with occasional penetration into coarser clastic sediments. When the clay was penetrated, clay balls up to 7 inches in diameter were lifted into the modified collection system, followed by coarse pebble sized sandstone concretions that individually weighed up to 1-2 lbs and coarser sands from beneath the clays.  It is estimated that the maximum penetration achieved was in the order of one meter.

Heavy frothing resulted from the necessary use of high volumes of water to lift the slurry.  It is believed that the shallow depths sampled and flotation by the froth of any diamonds in the slurry contributed to the inability to recover diamonds with the methods used.  This flotation effect is well recognized by local miners and they too require capture of all of the sample slurry for treatment, since loss of fines and lighter fractions, including froth-attached diamonds by overflow, will blow the diamonds out with the overflow.

In Sierra Leone, a large fenced campground was completed at Hima townsite and a 400-metre road built to the Sewa River.  After overcoming numerous transport delays all equipment, including a Caterpillar 211 Crawler Excavator, a Gekko Diamond Pre-Concentrator, Toyo Pumps, dredges, generators, fuel supplies, sluice boxes, screens and associated equipment required to maximize the search for and recovery of alluvial diamonds, bulk sampling commenced in May 2007 on the Sewa River Licence which had not had exploration work since the summer of 2005.

The first three bulk samples taken under the Sewa River Exploration Licence sampling program successfully confirmed estimates of diamond grades as reported by the Geological Survey of Sierra Leone.  Three bulk samples of approximately 6 cubic meters of diamondiferous alluvial products yielded ten (10) individual diamonds whose total weight averaged 0.55 carats per cubic meter.  This grade is comparable to historical estimates of Hall (1966) for the mineral potential of this licence EPL 1/94.

The ten individual stones recovered included seven good clarity white and pale gold coloured stones and three coated stones.  They were hand screened down to a 1.5 mm mesh and were weighed with a high precision portable diamond balance under still air conditions at the field camp.  They varied in weight from 0.54 carats to 0.054 carats.  The weighing accuracy of the balance is indicated to be within ± 0.002 grams (0.01 carats).

The samples were taken from the active sediments of the Sewa River, which is more than 500 meters wide with large islands formed down stream of several of the diabase dykes that cross the river at right angles to its course.  Water levels in the Sewa were exceptionally low this year, exposing nine of these dykes in sand bars in the downstream part of the 10-kilometre stretch of the River covered by this exploration licence.  Several dykes are also known on the upstream sector of this licence from a traverse by inflatable boat during this work.  The dykes act as giant natural riffles across the full width of the riverbed, causing the concentration of heavy minerals such as diamonds and gold.

Minerals associated with the diamonds include lilac coloured garnets, possibly of the pyrope range that are an indicator mineral for kimberlitic rocks, collanda (a local name for ilmenite and iron oxide gravel fragments with similar density to the target diamonds) and some fine grained flake gold.  Close to the downstream boundary of the licence, artesanal miners were recovering sufficient gold to justify their hand mining efforts.  A request is being made to the Mines Department to include gold in the permitted minerals of the diamond exploration licence.

The above results are from the first bulk samples taken on the Sewa licence since the earlier private acquisition of the licence in 1994.  Despite a slow start due to remoteness and lack of infrastructure, Cream management is very encouraged by these results due to their correlation with historic results and

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

the size of the property.  Plans are to expand fieldwork significantly after the rainy season.

Recent sales of alluvial diamonds in Sierra Leone (Sierra Leone Diamond Company 3rd April 2007) returned US$440.91 per carat.  Sierra Leone Mines Department figures indicate an average price of $300 per carat for all national production.  These figures would vary depending on the size and quality of stones recovered in a full-scale alluvial mining operation.  Any estimates of in-situ values in the absence of cost factors supported by a feasibility study (or at least an economic analysis with the usual cautions) would be inappropriate.

Casierra plans to apply for a mining licence on a section of the Sewa River so that all diamonds recovered in this work may be given a certificate of origin and the Company will be able to comply with the full Kimberley Process of identifying the provenance of rough stones and pay appropriate royalties. This would permit the Company to export the rough diamonds from Sierra Leone and define value by actual sales.  A report amended January 18th 2006 by C. Ikona, PEng., with title, Technical Report on Alluvial Diamond Properties EPL 1/94 and EPL 5/94, Sierra Leone for Cream Minerals, which is compliant with the requirements of National Instrument 43-101, describes the licence in some detail.  This report is posted on the Company’s website.

Sierra Leone has been at peace, and going through reconstruction for several years since the civil disorders of the late 1990’s.  British and European support has been committed to rebuilding the national infrastructure and the country is moving forward again.  During the two years prior to the development of the Kimberley Process, the Sierra Leone Government was working actively with the United Nations to develop a system of identifying the provenance of diamonds mined in the country.  The full Kimberley Process is now in place and operating in Sierra Leone.  Legal production reported by the government has increased both in terms of carats and average price per carat as a result of this measure.

Baseline studies for the purpose of developing data for an environmental impact assessment for a marine mining operation were also started.  The initial work shows no major constraints to such an operation.  Fishing communities along the coast were consulted during this baseline data gathering in order to develop a working relationship with the people whose precarious livelihoods are based on the same area of the Atlantic Ocean.  Fishery enhancement is a potential long-term benefit that marine mining operations may be able to achieve without significant additional costs if built into the mining plan at an early stage.

Diamond products that may be recovered in the course of any of the Company’s exploration programs will be submitted to the Sierra Leone Government Gold and Diamond Office for valuation.  This valuation will be used as a basis for determining the value of the samples processed and incorporated in the economic evaluation of the first target area.  As neither Casierra nor Cream is in receipt of a Mining Licence, the stones may not be sold at this time, but can be exported for the purpose of further valuation.

Expenditures incurred on the Casierra property in fiscal 2007 include the following:  Acquisition costs - $99,000 (2006 - $20,241); community relations - $41,327 (2006 - $Nil); assays and analysis - $3,409 (2006 - $Nil); dredging and bulk sampling - $464,781 (2006 – $Nil); drilling - $Nil (2006 - $18,172); geological and geophysical - $181,500 (2006 - $216,853); site activities - $173,102 (2006 - $63,541), and travel and accommodation- $202,723 (2006 - $58,838).

The Company has also acquired field equipment which is being used in Sierra Leone in the exploration programs.  Amortization of the equipment is capitalized and included in site activities.

It is estimated that a mining operation could be initiated for a capital cost of less than US$10 million, if exploration results warrant the start of operations.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

1.2.2

Nuevo Milenio Silver Gold Property, Mexico

The Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  The property covers several overlapping calderas defined by rhyolitic ring dykes and rhyolite domes.  Although the Nuevo Milenio property was written down to a nominal carrying value of $1 in the year ended March 31, 2005, the Company retained its full interest in the property.  The original size of the property has been reduced over time to reduce the carrying costs, consisting of taxes paid semi-annually.

Drilling commenced on the Dos Hornos zone in late 2006.  Drill intersections show that Dos Hornos Vein 1 is a structural zone from 20 m to 40 m wide hosting several parallel, mineralized veins, breccia faults and quartz stockwork zones.  The economic width will be defined by an assay boundary.

Drill results may be found on the Company’s website and in various news releases issued throughout the drilling program as assay results were received.

Diamond drill holes DDH 03, 04, 05, 06, 07, 08 and 13 were drilled beyond the faulted off section of Zone #1 and did not intersect the Dos Hornos Zone #1.  These seven holes intersected parallel quartz veins with no significant gold or silver values.  The Dos Hornos Zone is known to be off set to the northeast by faulting.

In January 2007, the focus of the drill program was shifted to in-fill drilling followed by drill testing the segment between Section 5 (Trench 3) to Section 12 (Mina Santa Gertrudis).  This resulted in tracing the gold-silver bearing segment of Dos Hornos Zone 1 for a total horizontal distance of 1,300 m (4,260 ft), and established that the structure carries gold-silver mineralization over a known vertical distance of 385 m (1,263 ft) from the bottom of DDH 03-06 at 925 m (3,034 ft) to the collar of DDH 20-06 at elevation 1,310 m (4,296 ft).  In many cases, drill recovery was poor and it is believed that underground bulk sampling will provide more accurate grade results.  Almost all holes were drilled at -45º and to an average depth of approx 200 meters.

Work to date has completed 29 diamond drill holes along the Dos Hornos 1 Zone for a total of approximately 5,200 metres.  Drilling in 2007 focused on the southeast section from Trench 4 to Mina Santa Gertrudis, a strike length of 1,350 m.  The zone has been traced for an additional 500 m to the southeast and is still open.

Inferred Mineral Resource for Dos Hornos Zone:

Strike Length	Down Dip	Average Width	Au g/T	Ag g/T	SG
700 m	150 m	5.50 m	2.827	178.05	2.65

1,530,000 Tonnes,   Au: 139,000 oz,   Ag: 8,760,000 oz

Recent diamond drilling has confirmed that Dos Hornos Zone 1 has continuity of gold – silver mineralization and has extended Zone 1 from Adit 1 to Mina Santa Gertrudis, a distance of 1,300 m, and is open to the North and South.  It also confirmed that mineralization occurs over a known vertical height of 385 m (DDH 03-06 intersection at 925 m elevation, to DDH 20-06 outcrop at 1,310 m elevation).  The topographic relief along the south part of Dos Hornos Zone 1 should permit low cost bulk sampling by tunneling along the zone into the hillside.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

Inferred Mineral Resource for Once Bocas:

Strike Length	Down Dip	Average Width	Au g/T	Ag g/T	S.G T/cu.m
350 m	125 m	100 m	0.345	57.90	2.65

11,590,000 Tonnes,   Au: 129,000 oz,   Ag: 21,580,000 oz

Drilling has shown that Zone 1 is a Vein – Fault – Breccia zone up to 40 m wide with a higher mineralized center 8 m to 10 m width.  Core recovery within the mineralized quartz – breccia segment of Zone 1 varies from 20% to 80%, hence underground sampling may be expected to give higher gold-silver values.

Expenditures incurred on the Nuevo Milenio property in fiscal 2007 include the following: assays and analysis - $13,348 (2006 – $4,375); drilling - $591,172 (2006 - $1,679); geological and geophysical - $185,272 (2006 - $35,253); site activities - $135,820 (2006 - $111,302); and travel and accommodation- $44,906 (2006 - $14,243).

Mr. Ferdinand (Fred) Holcapek, P. Eng., is supervising exploration programs on the Nuevo Milenio Property and is the Company's "Qualified Person" for the purpose of National Instrument 43-101.  Mr. Holcapek is responsible for the technical information contained in this news release, which has been vetted by Dr. A. D. Drummond P. Eng., consultant to the Company.

1.2.3

Kaslo Silver Property, British Columbia

The 100%-owned Kaslo Silver Property hosts eleven historic high-grade silver deposits within 14 kilometres of sub-parallel shear zones.  It is located 12 kilometres west of Kaslo in southern British Columbia.  Cost estimates to complete a recommended exploration program on the property, including airborne and ground geophysical surveys, diamond and rotary drilling, and bulk sampling, total $2,020,000.  This planned program has not commenced, as the Company has been focusing on its exploration programs in Sierra Leone and Mexico.  The primary target areas for further investigation are within, and adjacent to some of the historic workings, and most of these require drilling to explore for continuity of mineralization previously explored by surface cuts, drifts and shafts.  The program recommends that mineralization be explored both laterally and to depth from the workings.  An airborne magnetic and electromagnetic survey flown over the entire property during the summer is expected to assist in further defining the regional structures that host mineralization, but a report has not been received as of the date of this annual report.

At the Silver Bear zone, reverse circulation rotary drilling is recommended along the strike of the graphitic shear structure.  Difficulty of recovery from previous diamond drilling, combined with the nugget effect of the poddy mineralization, may require follow up work to consist of a combination of reverse circulation drilling and bulk sampling of surface exposures.  As well, diamond drilling is recommended at the Black Fox, Gibson, Bismark and Cork-Province mineralized zones to further explore their potential.

Due to the encouraging results in past exploration, an expanded work program is planned for fiscal 2007, and to date the airborne survey has been flown with results to be released when they are available.  Costs incurred on the program totalled $98,444 in fiscal 2007.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

1.2.4

Kootenay Gemstone Property, British Columbia

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement calls for the issuance of 500,000 common shares (issued) and cash payments totalling $105,000 ($20,000 paid) over 72 months.  The optionor will retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.  Cream has also staked additional claims adjacent to the claims in the original option.  Claims held by the Company cover more than 30 kilometres of the Shaw Creek Stock contact.  Work done on the property to date has demonstrated that the Shaw Creek Stock, and immediately surrounding country rock, is highly prospective for beryl mineralization (aquamarine and emerald).

It has been demonstrated that litho-geochemistry and soil geochemistry techniques have been successful in defining potential targets and due to the fact that the Shaw Creek Stock is still relatively unexplored, additional work is warranted on the Kootenay Gemstone Property.  The Company is actively seeking a joint venture partner with gemstone experience to assist in development of this property.  Ms. Linda Dandy, P.Geo., of P&L Geological Services, is the Company’s project supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.5

Goldsmith Property, British Columbia

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($30,000 paid) over six years.  During the year ended March 31, 2007, 50,000 common shares were issued and a cash payment of $15,000 was made on the Goldsmith Property option agreement. In April 2007, an additional cash payment of $20,000 was made.

The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($50,000 paid) over six years.  During the year ended March 31, 2007, 50,000 common shares were issued and a payment of $20,000 was made on the Lucky Jack claims option agreement.  In April 2007, an additional payment of $20,000 was made pursuant to the option agreement.  The optionors will retain a 2.0% NSR royalty on all metals.  The Company may acquire one half of the NSR royalty on each of the two properties for $1,000,000 each upon commencement of commercial production or earlier.

The Goldsmith Property contains numerous historic, small-scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, and Gold Park) throughout a 3-kilometre long belt of altered volcanic and sedimentary host rocks.  Cream has now increased the size of its claim holdings by staking 87 new claims, due to the encouraging rock and soil sampling.  The new claim acquisitions more than double the size of the original claim block and cover six small, undeveloped historic showings.

The Lucky Jack claim groups are being worked contiguously with the Goldsmith group and are considered jointly to form the Goldsmith Property.

Cream has commenced the initial phase of its planned fiscal 2007 exploration program on its Goldsmith Property.  Encouraging results from the 2003 and 2004 soil geochemistry and rock sampling programs were followed up with detailed geological and structural mapping and expanded soil sampling.  The  program included an airborne survey, for a cost of $49,680.

Linda Dandy, P.Geo. of P&L Geological Services, is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

1.2.6

Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba.  In order to facilitate the exploration of the property, Sultan Minerals Inc., ValGold Resources Ltd., and the Company (the “Companies”), agreed to pool their three respective and contiguous exploration licences, so that each would hold an undivided one-third interest in all three of the exploration licences.  The Companies have reduced the size of the property to one licence, Number 64.

The Companies also have an option agreement to acquire the Trout Claim Group.  Under the terms of the agreement, the Companies agreed to make total cash payments of $110,000 ($23,333 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (50,001 common shares of the Company issued to March 31, 2007)) to the optionor over a 36-month period from July 22, 2004.  Subsequent to March 31, 2007, the Company issued an additional 16,666 common shares pursuant to the option agreement.  BHP Billiton reimbursed the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement BHP Billiton had with the Companies until April 2006 on the Stephens Lake Property.  These reimbursements were recorded as a reduction in the cost of the Trout Claim Group.  The final report from BHP Billiton related to the five holes drilled by them was received in August 2006.

1.2.7

Wine Nickel-Copper Property, Manitoba

In March 2006, the Company entered into an option agreement to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $105,000 ($10,000 paid) and issuing 200,000 common shares (100,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

Cream’s exploration plans included investigating the Wine showing with a single vertical drill hole to determine if the mineralization could be similar to the Sherritt Gordon Mines ore-bodies at Lynn Lake, Manitoba.  The Sherritt Gordon Mine produced 20,151,146 tonnes of ore with an average grade of 1.023% Nickel and 0.535% Copper from eleven discrete vertical pipes that are hosted by a mafic to ultramafic igneous pluton (Pinset, R.H.; 1980).  A second drill hole was to investigate a large geophysical anomaly situated 100 meters west of the Wine showing.

The first test hole, RAD 07 – 01, on its Wine – Radar Lake property, 60 km southeast of Flin Flon, Manitoba, assayed 1.30% Nickel, 2.27% Copper, 0.319 g/t Gold, 0.132 g/t Platinum and 0.270 g/t Palladium over 66.8 feet core length at a dip of –49 degrees (true width is estimated to be 43.6 feet).

The hole was drilled to test and confirm an earlier hole DDH EEL – 346, drilled in 1987 by Hudson Bay Exploration and Development Co. Ltd., which assayed 0.85% Nickel and 1.42% Copper over 54.0 feet at a dip of –45 degrees (Refer to Cream News Release dated February 6, 2006).

A second drill hole, RAD 07 – 02 was collared at approximately 230 feet southeast of RAD 07 – 01.  It was drilled at –60 degrees to a depth of 837 feet with the hope of intersecting mineralization should the zone plunge vertically to that point.  The favourable horizon was not intersected in this hole; however, the main purpose of the hole was to locate the downward plunge of the upper zone and the hole will now be used for a down the hole Pulse EM Survey as soon as possible in order to locate the mineralized body.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

During the drill program, standard sampling procedures were used whereby the core was cut with a circular diamond saw and half of the core was sent by trucking company directly to TSL Laboratories Ltd. in Saskatoon, Saskatchewan.  The remaining half of the core was stored in a core storage facility in Snow Lake, Manitoba.  All sample preparation was done at the laboratory by TSL staff, who assayed the samples using a multi-acid digestion and Atomic Absorption assay procedures.

Mr. A. J. Spooner, P.Eng., of A.J. Spooner Exploration Services, Inc., Flin Flon, Manitoba, is the Qualified Person for NI 43-101.  For more information about Cream and its mineral property interests, please visit the Company’s website at  www.creamminerals.com.

1.2.8

Mineral Property Option Payments Due In Fiscal 2008

In the year ended March 31, 2008, cash payments of $138,333 are required to be made, and the issuance of 66,666 common shares is required to maintain all of the Company’s current mineral property interests.  At the date of this report, cash payments of $55,000 have been made and 16,666 common shares have been issued pursuant to the agreements.

1.2.9

Market and Industry Trends

The average gold and silver prices in 2006 averaged US$603.46 and US$11.55 per ounce, respectively, and the 2007 average prices to July 23, 2007, were US$658.76 and US$13.26 per ounce, respectively.  The Company does not have any revenue from the sales of gold and silver.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at March 31, 2007	As at March 31, 2006	As at March 31, 2005

Current assets	$ 404,737	$ 432,366	$ 272,923
Mineral property interests	3,837,781	1,323,978	705,730
Other assets	212,704	104,612	148,518
Total assets	4,455,222	1,860,956	1,127,171

Current liabilities	401,127	466,508	138,550
Shareholders’ equity	4,054,095	1,394,448	988,621
Total shareholders’ equity and liabilities	$ 4,455,222	$ 1,860,956	$ 1,127,171

Working capital (deficiency)	$ 3,610	$ (34,142)	$ 134,373

	For the years ended March 31,
	2007	2006	2005
Expenses
Amortization	$ 1,890	$ 6,443	$ 8,536
Foreign exchange (gains) / losses	(2,330)	3,141	13,958
Legal, accounting and audit	42,419	26,642	58,787
Management and consulting fees	102,500	37,500	30,000
Office and administration	79,474	133,781	90,536
Property investigation costs	12,132	--	25,193
Salaries and benefits	75,929	84,795	64,855
Shareholder communications	286,510	190,246	114,625
Stock-based compensation	67,867	232,287	288,601
Travel and conferences	19,458	49,139	25,673
Write-down of investments	--	24,999	12,191
Write-down of mineral property interests	--	172,697	1,995,978
(Recovery)/write-down of value added tax	--	(69,841)	91,411
Interest income	(22,499)	(565)	(5,341)
Loss for the year	(663,350)	(891,264)	(2,815,003)
Loss per common share	$ (0.02)	$ (0.03)	$ (0.10)
Weighted average number of common shares outstanding – basic and diluted	38,395,299	32,188,964	28,765,766

1.4

Results of Operations

Year Ended March 31, 2007, Compared to Year Ended March 31, 2006

For the year ended March 31, 2007, Cream incurred a loss of $663,350, or loss per common share of $0.02, compared to a loss of $891,264, or a loss of $0.03 per common share in the year ended March 31, 2006.

General and administrative expenses totalled $685,849 in fiscal 2007, compared to $763,974 in fiscal

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

2006.  The Company wrote-off the balance of costs incurred on the Fenix property in fiscal 2006 of $113,042. In fiscal 2005 the Company wrote down its Nuevo Milenio property by $1,523,030 to a nominal carrying value of $1 due to inactivity on the property at that time.  Further,  the costs incurred in the first two quarters of fiscal 2006 on the Nuevo Milenio property of $59,655 were also written off in that period.  The Company re-commenced capitalization of costs on the Nuevo Milenio Property, of which $1,077,716has been capitalized to date.  There were no mineral property interest write-downs in fiscal 2007.

Cream conducted exploration activities in Mexico and in Sierra Leone in fiscal 2007, and as such, there are foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange gain of $2,330 in fiscal 2007 as opposed to having a foreign exchange loss of $3,141 in fiscal 2006.  The Company’s cash balances are held in Canadian dollars, United States dollars and in Mexican pesos.  There is significant volatility with these currencies compared to the Canadian dollar, but as the Company did not have significant cash balances for any length of time in foreign currencies other than United States dollars, a small gain on foreign exchange has been recorded in each fiscal period.

Legal, accounting and audit increased from $26,642 in fiscal 2006 to $42,419 in fiscal 2007.  Legal fees have decreased during the year, as no major acquisitions were completed.  Audit fees of $18,110 incurred in fiscal 2007, compare to $12,600 in fiscal 2006.  Audit and accounting fees will likely increase in fiscal 2008, with changes in generally accepted accounting principles, further reviews of internal controls and more audit testing expected to be undertaken in fiscal 2008.  Legal fees will likely increase in the future due to increased regulatory reporting requirements and a joint venture agreement that will need to be finalized on the Casierra properties in Sierra Leone.

The Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as President and CEO of the Company, for a total of $30,000 in fiscal 2006.  The fees paid to Lang Mining Corporation were increased to $5,000 per month, effective April 1, 2006, and to $10,000 per month, effective November 1st, 2006.  These fees totalled $85,000 in fiscal 2007.

LMC Management Services Ltd. provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Consulting fees of $17,500 (2006 - $7,500) were paid to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

Office and administration costs decreased from $133,781 in fiscal 2006 to $79,474 in fiscal 2007.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  Decreased use of office space near the end of 2006, and throughout 2007, accounted for the decrease in office and administration costs in fiscal 2007.

Salaries and benefits have decreased from $84,795 in fiscal 2006 to $75,929 in fiscal 2007.  Wages will likely increase in future due to the increased time required to comply with new reporting and regulatory regulations.  The exploration activity in Sierra Leone has contributed to the increase in administration salaries and office costs related to the tracking and recording of costs incurred.

Stock-based compensation of $232,287 relates to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2006, and compares to $67,867 related to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2007.  These options were valued using the Black-Scholes option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.  The Company used historical volatility rates of 85% in fiscal 2007 and 109% in fiscal 2006.

Shareholder communications have increased from $190,246 in fiscal 2006 to $286,510 in fiscal 2007.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

The Company has an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $24,000 in both fiscal 2007 and 2006.  Axino AG was paid $82,500 in fiscal 2007 for services primarily related to the European markets.  Listing and filing fees decreased from $28,933 in fiscal 2006 to $20,839 in fiscal 2007.  Transfer agent fees increased from $9,632 in fiscal 2006 to $12,649 in fiscal 2007, and will likely continue to increase as transfer agent fees have increased and the Company has more shares outstanding.  Website, printing, conference fees, annual general meeting materials, and related shareholder communications costs have increased from $65,595 in fiscal 2006 to $147,357 in fiscal 2007.  The largest portion of the increase relates to advertising and printed material which increased from $32,287 in fiscal 2006 to $81,762 in fiscal 2007.

Travel and conference expenses have decreased from $49,139 in fiscal 2006 to $19,458 in fiscal 2007,  due primarily to less travel to investor conferences during the year.

In fiscal 2005, the Company could not determine the recoverability of value-added taxes paid in Mexico in prior years.  As a result, $91,411 in value-added taxes recoverable was written off.  In fiscal 2006, $69,841 of the prior years’ value-added taxes was recovered.  No recoveries or write-downs were recorded in fiscal 2007.

1.5

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for the eight quarters in the previous two years and the total acquisition and exploration cost in the eight quarters in the past two years on a project-by-project basis:

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Nuevo Milenio Property, Mexico	Fenix Property, Mexico	Manitoba Properties
Fiscal 2006
First Quarter	251,041	260	41,015	--	113,044	(6,403)
Second Quarter	42,113	748	11,698	59,655	(2)	(295)
Third Quarter	49,816	(64)	(321)	74,806	--	(241)
Fourth Quarter	34,675	--	54,459	32,391	--	32,550
Fiscal 2007
First Quarter	259,403	62,682	91,828	49,145	--	--
Second Quarter	374,404	11,770	44,624	111,275	--	35,381
Third Quarter	332,422	27,704	6,114	313,165	--	40
Fourth Quarter	199,613	2	52,134	496,933	--	45,164

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

Quarterly information for the eight quarters to March 31, 2007, is as follows:

Statement of Operations Data (Cdn$)	Three months ended June 30, 2005	Three months ended September 30, 2005	Three months ended December 31, 2005	Three months ended March 31, 2006
Investment and other income	$ 189	$ 49	$ 44	$ 283
General and administrative expenses	184,441	134,739	89,227	123,280
Stock-based compensation	29,651	107,668	61,401	33,567
Property investigations	--	--	--	--
Mineral property write-downs	113,044	59,653	--	--
Write-down of investments	--	--	24,999	--
Write-down (recovery of) value added tax	--	(69,841)	--	--
Loss according to financial statements	326,947	232,170	175,583	156,564
Loss from continuing operations per common share	0.01	0.01	0.01	0.00

Statement of Operations Data (Cdn$)	Three months ended June 30, 2006	Three months ended September 30, 2006	Three months ended December 31, 2006	Three months ended March 31, 2007
Investment and other income	$ 7,384	$ 614	$ 13,179	$ 1,322
General and administrative expenses	157,452	146,067	116,597	185,734
Stock-based compensation	29,277	18,045	15,105	5,440
Property investigations	--	12,132	--	--
Loss according to financial statements	179,345	175,630	118,523	189,852
Loss from continuing operations per common share	0.01	0.00	0.00	0.01

1.6

Liquidity

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2007, Cream had working capital of $3,610 (a measurement tool not considered to be a measure under Canadian generally accepted accounting principles, but is generally defined as current assets less current liabilities) compared to a working capital deficiency of $34,142 at March 31, 2006, and an accumulated deficit of $18,595,166 (March 31, 2006 - $17,931,816).

Investing Activities and Capital Expenditures

Current assets decreased to $404,737 at March 31, 2007, from $432,366 at March 31, 2006.  The market value of investments in marketable securities was $34,306 at March 31, 2007, compared to $36,686 at March 31, 2006.  The marketable securities held are highly volatile.  At March 31, 2007, the book value of these publicly traded securities is $31,704 (2006 - $31,704).  Investments include shares with a book

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

value of $30,796 (2006 - $30,796) that are investments in companies with officers and directors in common with the Company.

Capital Resources

On June 1, 2006, Cream completed a non-brokered private placement of 3,000,000 units at a price of $0.60 per unit, for gross proceeds of $1,800,000.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitled the holder to purchase one additional common share for a period of 12 months expiring June 1, 2007, at an exercise price of $0.75 per share.  These warrants expired, unexercised.  On February 22, 2007, the Company completed a private placement of 2,500,000 units at a price of $0.40 per unit.  Each unit was comprised of one common share and one half of one non-transferable share purchase warrant, exercisable at a price of $0.50 until February 21, 2009.

During the year ended March 31, 2007, 877,900 stock options were exercised at prices ranging from $0.15 to $0.54 to provide $170,970 to the treasury and 90,500 warrants were exercised at $0.45 to provide $40,725 to the treasury.

During the year ended March 31, 2007, 100,000 stock options were granted to a director at a price of $0.50, expiring June 12, 2011, and 310,000 stock options were granted at a price of $0.53, with an expiry date of January 29, 2012.  Subsequent to March 31, 2007, 1,855,000 stock options were granted to directors, officers and employees at an exercise price of $0.50, expiring April 18, 2012.

Subsequent to March 31, 2007, 645,000 stock options were exercised at prices ranging from $0.15 to $0.54, for proceeds of $144,380, and 1,745,300 warrants were exercised at $0.45, for proceeds of $785,385.

Without continued external funding to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

1.8

Off-Balance Sheet Arrangements

None.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

1.9

Transactions with Related Parties

Services rendered in the year ended March 31,	2007	2006	2005
LMC Management Services Ltd. (a)	$ 232,638	$ 244,149	$ 186,603
Lang Mining Corporation (b)	85,000	30,000	30,000
Legal fees	--	13,895	32,773
Consulting (d)	17,500	7,500	--
Director (e, f)	US 102,000	59,138	106,572

Balances at March 31,	2007	2006
Balances receivable from:
LMC Management Services Ltd.	$ 11,999	$ --
Casierra project advances (c)	--	16,866
Balances payable to:
LMC Management Services Ltd.	$ --	$ 903
Ainsworth Jenkins - Casierra project (c)	49,612	--
Directors	47,042	446,935
Legal fees	--	3,000
	$ 96,654	$ 450,838

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining provided management services at a rate of $5,000 per month from April 1 to October 31, 2006 and $10,000 per month from November 1, 2006 to March 31, 2007.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

(d)

Consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through LMC, and are also included in the balance for services provided by LMC Management Services Ltd.  Any amount owing to Kent Avenue Consulting Ltd. is owed to LMC, and so is included in the net receivable from LMC.

(e)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

Insiders of Cream purchased an aggregate 51.2% of a private placement completed during the year at a price of $0.60 per unit, for gross proceeds of $1,800,000.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 12 months expiring June 1, 2007, at an exercise price of $0.75 per share.  Lang Mining and Dauntless Developments Ltd. (“Dauntless”), both private companies controlled by Frank A. Lang, acquired 1,000,000 units and 242,234 units, respectively, on the same terms as the other subscribers to the private placement.  In addition, Ferdinand Holcapek and Sargent H. Berner, both directors of Cream, purchased 250,000 units and 45,000 units, respectively, on the same terms as the other subscribers.

On February 22, 2007, a private placement of 2,500,000 units was completed at a price of $0.40 per unit.  Frank A. Lang acquired 2,160,000 units on the same terms as the other subscribers to the private placement.

1.10

Fourth Quarter

Three Months Ended March 31, 2007, Compared to Three Months Ended March 31, 2006

For the three months ended March 31, 2007 (“Q4 2007”), Cream incurred a loss of $189,852 or $0.01 per common share, compared to a loss of $156,564, or $0.00 per common share for the three months ended March 31, 2006 (“Q4 2006”).  Total operating expenses, before interest income, were $191,174 in Q4 2007 as compared to $156,847 in Q4 2006.  In Q4 2007, there was a $9,614 loss on foreign exchange related to transactions associated with operations in Mexico and Sierra Leone in Q4 2006, compared to a loss of $704 in Q4 2006.

Legal, accounting and audit fees decreased from $19,543 in Q4 2006 to $9,952 in Q4 2007, primarily due to a decrease in legal expense.  Salaries and benefits decreased from $23,573 in Q4 2006 to $19,948 in Q4 2007.  Non-cash stock-based compensation related to vesting of stock options granted to directors, consultants and employees included in Q4 2006 is $33,567 compared to $5,440 in Q4 2007.

Shareholder communications increased from $51,671 in Q4 2006 to $80,323 in Q4 2007.  Consulting fees of $6,000 were paid to Arbutus in each fiscal period.  Fees of $22,500 were paid to Axino AG in Q4 2007, compared to $Nil in Q1 2006 which accounts for the majority of the quarterly change.

Travel and conference costs of $8,764 in Q4 2006 compare to $12,875 in Q4 2007.  The Company had a representative at the Prospectors and Developers Conference in both fiscal years.  Travel by management to review the Nuevo Milenio property also contributed to the increase.

In Q4 2007, management fees of $30,000 were paid to Lang Mining Corporation for the services of the president, pursuant to an agreement dated January 1, 2003, as amended, compared to $7,500 in Q4 2006.  Consulting fees of $2,000 were paid to Kent Avenue Consulting Ltd. in Q4 2006, compared to $4,500 in Q4 2007.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

1.12

Critical Accounting Estimates

Not applicable.  As at March 31, 2007, the Company was a venture issuer.

1.13

Critical Accounting Policies and Changes in Accounting Policies

In 2005, the Accounting Standards Board issued CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, along with two companion standards, Section 3865, Hedges and Section 1530, Comprehensive Income.

Section 3855 expands on Section 3860, Financial Instruments – Disclosure and Presentation, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how gains and losses on financial instruments are to be presented in the financial statements.

Section 3865 provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes.  It replaces and expands on Accounting Guideline 13, Hedging relationships, and the hedging guidance in Section 1650 Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 introduces a new requirement to temporarily present certain gains and losses outside net income as “Other Comprehensive Income.”

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and thus will be implemented by the Company in its fiscal year starting April 1, 2007.  The Company has not yet determined the full impact of these standards on its consolidated financial statements, but it is not expected to be material.

1.14

Financial Instruments and Other Instruments

The Company’s financial instruments comprise cash and cash equivalents, short term investments, accounts receivable, amounts due to/from related parties, accrued liabilities, and accounts payable.  Financial instruments are recorded at cost.   A significant portion of the Company’s current assets is held in Canadian dollars.  To date the Company has not made use of currency hedges.

The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

Non-current items

The Company has no non-current financial instruments.

1.15

Other MD& A Requirements

See the audited consolidated financial statements for the year ended March 31, 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying consolidated financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of July 25, 2007, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at July 25, 2007

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

44,208,309 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,097,300	0.54	December 18, 2008
416,100	0.30	October 6, 2009
715,000	0.165	August 3, 2010
500,000	0.215	October 28, 2010
100,000	0.50	June 11, 2011
310,000	0.53	January 29, 2012
1,842,000	0.50	April 18, 2012

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2007

Warrants Outstanding

There are 1,000,000 warrants outstanding at a price of $0.40, expiring on March 21, 2008, and 1,250,000 warrants outstanding at a price of $0.50, expiring February 21, 2009.

Other Information

Controls and Procedures

As of March 31, 2007, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be disclosed is recorded, processed, summarized and reported in a timely manner and is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow appropriate decisions to be made regarding required disclosure.

We have designed, or caused to be designed under the supervision of the President and Chief Financial Officer, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

There were no changes in the Company’s internal controls over financial reporting during the year ended March 31, 2007, that have materially affected or are reasonably likely to materially affect its internal controls over financial reporting.

Approval

The Board of Directors of Cream Minerals Ltd. has approved the disclosure contained in the Annual MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

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